	ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
	101 California Street 5th Floor San Francisco, CA 94111-5800 Main 415 693-2000 Fax 415 693-2222 www.cooley.com	Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 Washington, DC 202 842-7800

August 15, 2006 Securities and Exchange Commission 450 5th Street N.W., Mail Stop 03-06 Washington, D.C. 20549	PETER H. WERNER (415) 693-2172 pwerner@cooley.com

Attention:	Daniel Lee

Re:	BroadVision, Inc. Registration Statement on Form S-1, Filed February 3, 2006, File No. 333-131540; Forms 10-Q for the quarterly periods ended June 30, 2005 and September 30, 2005, File No. 0-28252
Ladies and Gentlemen:
     Enclosed for filing on behalf of BroadVision, Inc. (the “Company”) is Amendment No. 1 to the above-referenced Registration Statement on Form S-1, File No. 333-131540 (the “S-1/A”). For your convenience, we have enclosed three copies of the S-1/A.
     This filing is made in response to the comments received from the Staff of the Commission by letter dated March 1, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter. Note that because of the significant number of changes made to the submission subsequent to the initial filing (including to reflect the updated financial and other information included in the Company’s Annual Report on Form 10-K, which was filed subsequent to the submission of the initial filing), we have not provided marked copies of the S-1/A. Instead, we have endeavored to direct the reader to the specific areas of the document in which the Company has made changes that are responsive to the Commission’s comments.
Registration Statement on Form S-1
General
1.	Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

Response: The S-1/A contains updated financial information in compliance with Rules 3-01(a) and 3-02(a) of Regulation S-X, including the incorporation of financial statements and related disclosures by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on June 9, 2006.

Securities and Exchange Commission
August 15, 2006
Page Two
2.	Please advise us concerning the applicability of NASD Marketplace Rule 4350(i) to the planned issuance of the 34.5 million shares in exchange for the $15.5 million of subordinated convertible notes that Honu Holdings LLC had acquired from Vector III on November 18, 2005. How does the number of shares to be issued to Honu compare to the number of shares it would have been entitled to receive under the terms of the notes? Please clarify this in the disclosure on page ii. We note that the 34.5 million shares appear to be 20% or more of the common stock outstanding before the issuance of those shares.

Response: As disclosed in the Company’s Current Report on Form 8-K submitted for filing with the Commission on March 9, 2006, the delisting of BroadVision’s common stock from the Nasdaq National Market was effective prior to the opening of trading on Wednesday, March 8, 2006. As a result of the delisting, NASD Marketplace Rule 4350(i) was inapplicable to the Company’s issuance of shares to Honu Holdings LLC on March 8, 2006.

With respect to the Commission’s question regarding the number of shares to which Honu would have been entitled to receive under the terms of the Notes, the exact figure is indeterminable. At the time of the cancellation of the Notes in exchange for the issuance of shares to Honu, the Notes were convertible pursuant to the holder’s conversion right into 5,625,000 shares based on a per share price of $2.76. This conversion right was subject to adjustment in certain defined circumstances, including in the event of certain dilutive issuance of equity securities by the Company. In addition, the Company had the right under the Notes to elect to (if eligible) satisfy amortization payment obligations by issuing stock rather than paying cash.

3.	We note your disclosure that you issued, pursuant to the private placement on August 9, 2005, 6,302,318 shares of common stock and warrants to purchase an additional 2,079,767 shares of common stock. It appears that you had 32,573,744 shares of common stock outstanding prior to this issuance. Please provide us an analysis of the applicability of NASD Marketplace Rule 4350(i) to this issuance of securities. Consider appropriate disclosure in each of your registration statements and your proxy statement originally filed September 8, 2005.

Response: Per a voicemail exchange between representatives of our firm and the Commission, the Commission has instructed the Company to disregard this comment.
Facing Page
4.	It appears that the subscription period will be a minimum of 30 days. Furthermore, as stated on page 18 and elsewhere, BroadVision may, in its sole discretion, extend the time for exercising the subscription rights. As such, the offering of subscription rights and

Securities and Exchange Commission
August 15, 2006
Page Three
underlying common stock appears you propose to conduct and offering within paragraph (a)(ix) of Rule 415. Accordingly, please check the appropriate box on the front cover page of the registration statement and expand Item 17 to provide the undertakings specified by paragraph (a) of Item 512 of Regulation S-K. Please note that Item 512(a) of Regulation S-K has recently been amended.

Response: In accordance with the Commission’s comment, the Company has checked the appropriate box on the cover page of the S-1/A and the Company has expanded Item 17 of the S-1/A to provide the undertakings specified by paragraph (a) of Item 512 of Regulation S-K.
Prospectus Cover Page
5.	The cover page currently emphases the maximum net proceeds from the rights offering. As there are no assurances that any proceeds will be obtained from exercise of the subscription rights, this presentation on the cover page does not appear to be appropriate. In the context of an offering that has no minimum, you should eliminate the reference to the maximum potential proceeds. Instead, tell potential investors that you will retain all subscriptions and that there is no minimum amount of proceeds that must be received for you to retain proceeds of exercises of subscription rights. Also, state that the actual proceeds, if any, will be dependent on the number of subscription rights exercised.

Response: The Company has amended the prospectus cover page to reflect the Commission’s comment.

6.	Please refer to the irrevocability of the exercise of a subscription right. Also, provide appropriate context to your reference to the NASDAQ listing by concisely describing the likelihood of NASDAQ and the most recent status thereof.

Response: The Company has amended the prospectus cover page to reflect the Commission’s comment.

7.	Please move the text at the bottom of the table of contents page to a portion of the prospectus that is not subject to Rule 421(d).

Response: In accordance with the Commission’s comment and a subsequent voicemail exchange between representatives of our firm and the Commission, the Company has moved the “forward-looking statements” text from the bottom of the table of contents page to page 16 of the S-1/A.
Questions & Answers About the Rights Offering

Securities and Exchange Commission
August 15, 2006
Page Four
8.	Please discuss how you selected the 167,667,290 share amount that is offered pursuant to the subscription rights.

Response: In accordance with the Commission’s comment we have inserted the requested disclosure in the answer to the question entitled “What is the purpose of the rights offering.” on page ii of the S-1/A. We supplementally note to the Commission that we have increased the number of shares that are now subject to the S-1/A by approximately 10,000,000 shares, in order to accommodate participation rights held by certain holders of warrants exercisable for shares of BroadVision common stock. These warrants provide that the holders of such warrants are eligible to participate in certain transactions such as the rights offering as if the shares of BroadVision common stock for which the warrants are exercisable as of the day prior to the applicable record date were actually outstanding on the record date.
What is the purpose of the rights offering?, page ii
9.	Please expand your disclosure regarding Dr. Chen’s holdings of outstanding common stock upon the Note Conversion to include his current holdings as well as the percentage range of his holdings depending upon the possible outcomes of the subscription rights offering.

Response: In accordance with the Commission’s comment the Company has included additional disclosure, including an illustrative table, on page ii of the S-1/A.
If I am a stockholder, how does the Note Conversion affect my ownership interest..., page ii
10.	Please provide a table illustrating the information you convey in this question and answer regarding a stockholder’s interest in the company given various subscription rights exercise scenarios. Please also include a range of partial exercises of the subscription rights in your table.

Response: In accordance with the Commission’s comment the Company has provided in tabular form, on page iii of the S-1/A, information regarding the effect of the Note Conversion on stockholders’ ownership interest in BroadVision common stock.
How do I exercise my subscription rights if my shares are held..., page iii
11.	Please advise us what other rights offering materials you plan to distribute to your stockholders. In addition, it appears that the beneficial owner election form, the subscription rights certificate and the notice of guaranteed delivery should be filed as exhibits to your registration statement pursuant to Items 601(b)(4) and/or (10) of Regulation S-K.

Securities and Exchange Commission
August 15, 2006
Page Five
Response: Each recipient of rights in the rights offering will receive a Beneficial Owner Election Form, a Subscription Rights Certificate and a Notice of Guaranteed Delivery. The form of the Subscription Rights Certificate is being filed as an exhibit to the S-1/A, and the other two documents will be filed as exhibits to a subsequent amendment to the S-1/A.
If the rights offering is not completed, will my subscription payment be refunded to me?, page iv
12.	Please discuss the reasons or circumstances in which the rights offering would not be completed. Why is prominent discussion of the possibility of not completing the offering appropriate, in the context of an offering in which there appears to be no offering minimum and in which the issuer apparently plans to retain all proceeds?

Response: In response to the Commission’s comment the Company has removed this discussion.
Risk Factors, page 4
13.	In your response letter, please explain why you believe it is appropriate to present as your first risk factor a paragraph that emphasizes the adverse consequences of failing to exercise all an investors’ subscription rights. It appears that a more balanced presentation of the risks associated with the company and its proposed offering would be to emphasize the risks of exercising the subscription rights, rather than the risk of failing to provide additional capital. It appears that the dilution associated with the issuance of a substantial block of shares to an affiliate should be emphasized, not the consequences of electing not to subscribe.

Response: The Company acknowledges the Commission’s comment and has modified this risk factor to include additional discussion regarding the issuance of a substantial block of shares to an entity controlled by the Company’s chief executive officer and largest stockholder. The Company believes, however, that it is important for a potential rights offering participant to understand the aggregate effect of the Note Conversion and the rights offering on the potential participant’s ownership percentage in the BroadVision common stock, as it is the potential for significant dilution to the Company’s stockholders as of the record date for the offering that is the primary reason for the offering.
The Rights Offering, page 16
14.	On pages 18 and 20, you indicate that funds submitted to Computershare as over-subscriptions that are not filled will be returned by mail without interest “as soon as practicable.” Please provide quantitative context for your use of the phrase “as soon as practicable.”

Securities and Exchange Commission
August 15, 2006
Page Six
Response: In response to the Commission’s comment the Company has included, on pages 19 and 21, the statement that funds received relating to unfilled over-subscriptions will be returned within ten business days following the expiration date of the rights offering.
Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005
Item 4. Controls and Procedures
15.	You disclose changes in your internal control over financial reporting for the period from the beginning of your 2005 fiscal year to the last date of the period covered by your report. Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting during your last fiscal quarter. Please advise us of the changes in your internal control over financial reporting for the quarters ended June 30, 2005 and September 30, 2005. Please confirm that you will note this comment with respect to future reports.

Response: The Company confirms that it will note the Commission’s comment with respect to future reports filed with the Commission. The Company supplementally advises the Commission of the following changes in the Company’s internal controls for the quarter ended June 30, 2005:
•	reviewed with senior management and the audit committee of its board of directors the issues which led to the three material weaknesses;

•	made significant enhancements to account reconciliations to provide more thorough account analyses;

•	increased our chief financial officer’s responsibilities for overseeing more routine accounting matters until all open positions are filled;
The Company supplementally advises the Commission of the following changes in the Company’s internal controls during the quarter ended September 30, 2005:
•	None
The Company supplementally advises the Commission that the additional items disclosed in our Quarterly Report for the quarter ended September 30, 2005, were implemented during the quarter ended March 31, 2005.

Securities and Exchange Commission
August 15, 2006
Page Seven
     Please contact me at (415) 693-2172 or Gina Edwards at (415) 693-2129 with any further questions or comments regarding this matter.
Very truly yours,
/s/ Peter H. Werner
Peter H. Werner

cc:	Dr. Pehong Chen Kenneth Liu Kenneth Guernsey Virginia Edwards